Filed by Clarivate Analytics PLC pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp

Commission File No.: 001-38645

Churchill Capital Corp and Clarivate Analytics

Announce Merger Agreement

•	Clarivate Analytics to Become a Publicly Listed Company
•	Churchill Founders Agree to Double Investment in Company
•	Management and Current Equity Owners to Remain 100% Invested

NEW YORK—January 14, 2019 — Churchill Capital Corp (“Churchill”) (NYSE: CCC), a public investment vehicle, and Clarivate Analytics (“Clarivate”), a global leader in providing trusted insights and analytics to accelerate the pace of innovation, announced they have entered into a definitive agreement to merge. The combined company will operate as Clarivate and will become publicly listed on the New York Stock Exchange. The transaction implies an initial enterprise value of approximately $4.2 billion1 with a multiple of approximately 12.5x Clarivate’s estimated 2019 Standalone Adjusted EBITDA before synergies at the time of close.

Churchill CEO Jerre Stead, who had a long and very successful tenure serving as Chairman and CEO at IHS Markit Ltd. and previously as Executive Chairman and CEO at IHS Inc., will serve as Executive Chairman of the combined company. Clarivate’s existing management team, led by CEO Jay Nadler and CFO Richard Hanks, will continue to lead the business.

Clarivate provides comprehensive intellectual property and scientific information, decision support tools and services that enable academia, corporations, governments, and the legal community, to discover, protect and commercialize new ideas, mission-critical content, and brands. Clarivate’s many well-known brands include Web of Science™, Cortellis™, Derwent Innovation™, Derwent World Patents Index™, CompuMark™, MarkMonitor®, and Techstreet™, among others. Funds affiliated with Onex Corporation (“Onex”) (TSX: ONEX) and Baring Private Equity Asia (“BPEA”) acquired Clarivate in a carve-out transaction from Thomson Reuters in 2016. Since the acquisition, Clarivate has continued to capitalize on its unique legacy and assets while separating from its former parent and positioning the business for success as a standalone entity, which included recruiting a new management team and re-energizing its products and commercial capabilities. As the business completes its multi-year separation from Thomson Reuters this year, it is well positioned for accelerated growth.

1 Based on Q3 2018 pro forma net debt of approximately $1.3B, which includes net proceeds from the sale of Clarivate’s Intellectual Property Management business and its acquisition of TrademarkVision, both completed in Q4 2018.

“We have respected Clarivate for a long time and are very pleased to now merge our companies. Clarivate has a superior set of data assets, valuable customer relationships and extraordinary people. I look forward to working with Clarivate’s management team to accelerate growth in organic revenue, EBITDA and free cash flow over time,” said Jerre Stead, CEO of Churchill.

Jay Nadler, CEO of Clarivate, explained: “Clarivate accelerates the pace of innovation by supporting the world’s innovators - the people and organizations behind a new idea, invention or brand. This is an exciting milestone in Clarivate’s evolution that will open a wide range of future growth opportunities for the business and allow us to further invest in the brightest minds, game changing data science, and robust technologies. Jerre is a veteran of the industry and his insights will be invaluable as we enter our next phase of growth.”

Summary of Transaction

Onex, BPEA and Clarivate management are retaining 100% of their equity, which converts to 73.8% ownership of the outstanding shares of the combined company at closing, assuming no redemptions by Churchill’s public stockholders. The remaining outstanding shares of the combined company will be held by the current stockholders and founders of Churchill. Onex will continue to be the majority owner.

The transaction is expected to be completed during the second quarter of 2019, subject to approval by Churchill stockholders and other customary closing conditions. Clarivate will also enter into a tax receivable agreement with its current equity holders, which will provide for the sharing of tax benefits relating to certain pre-business combination tax attributes as those tax benefits are realized by Clarivate. Churchill and Clarivate intend to hold a joint conference call providing further details on the transaction on January 15, 2019 at 8:00 AM ET; please see Exhibit 1 for dial-in details. The boards of directors of both Churchill and Clarivate have unanimously approved the proposed transaction. The combined company will apply to list its ordinary shares and warrants on the New York Stock Exchange.

In connection with the transaction, Churchill founders have agreed to invest an additional $15 million, doubling their investment in Churchill. Founders have also have entered into agreements to amend the terms of its founder shares and founder warrants to align with the long-term valuation creation and performance of Clarivate. Churchill founders have delayed the majority of their equity to vest only if the share price of the company exceeds $15.25 per share by 2022 and $17.50 per share by 2024. The majority of net cash proceeds from this transaction are expected to be used to pay down existing Clarivate debt and for working capital and general corporate purposes.

Important Information for Churchill Investors and Stockholders:

Churchill and Clarivate intend to file a proxy statement, prospectus and other relevant documents with the Securities and Exchange Commission (“SEC”) to be used at Churchill’s annual meeting of stockholders to approve the proposed transaction with Clarivate. The proxy statement will be mailed to stockholders as of a record date to be established for voting on the proposed business combination. Investors and security holders of Churchill are urged to carefully and fully read the proxy statement, prospectus and other relevant documents that will be filed with the SEC as they will contain important information about the proposed transaction and related parties. Free copies of these documents will be available through SEC’s website at http://www.sec.gov. Documents filed by Churchill and/or Clarivate can be obtained free of charge from Churchill’s website at www.churchillcapitalcorp.com, by written request to Churchill Capital Corp, 640 Fifth Avenue, Floor 12, New York, NY 10019, or by emailing info@churchillcapitalcorp.com.

Advisors

Citigroup Global Markets is acting as capital markets advisor to Churchill. Citi and M. Klein and Company served as financial advisors to Churchill. Blank Rome LLP and Paul, Weiss, Rifkind, Wharton & Garrison served as legal counsel to Churchill.

Credit Suisse served as exclusive financial advisor to Clarivate, Onex and BPEA. Latham & Watkins LLP served as legal counsel to Clarivate and Onex. BPEA was advised by Ropes & Gray LLP.

About Clarivate Analytics

Clarivate is the global leader in providing trusted insights and analytics to accelerate the pace of innovation. The company offers subscription-based services focused on scientific and academic research, life sciences, patent research and intelligence, industry codes and standards and intellectual property management. Building on a heritage going back more than a century and a half, Clarivate has built some of the most trusted brands across the innovation lifecycle, including Web of Science, Cortellis, Derwent, CompuMark, MarkMonitor and Techstreet. Formerly the Intellectual Property and Science business of Thomson Reuters, today Clarivate is on a bold entrepreneurial mission to help their customers radically reduce the time from new ideas to life-changing innovations. For more information, please visit Clarivate.com.

About Churchill Capital Corp

Churchill Capital Corp is a public investment vehicle formed for the purpose of effecting a merger, acquisition or similar business combination in the information services segment of the broader technology services and software industry. Churchill is led by Chairman Michael Klein and Chief Executive Officer Jerre Stead. Churchill’s securities are quoted on the New York Stock Exchange under the ticker symbols CCC, CCCW and CCCU. The company raised $690 million of cash proceeds in an initial public offering in September 2018. www.churchillcapitalcorp.com

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Churchill’s or Clarivate’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Churchill stockholders; the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; Clarivate’s ability to execute on its plans to develop and market new products and the timing of these development programs; Clarivate’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of Clarivate’s solutions; the success of other competing technologies that may become available; Clarivate’s ability to identify and integrate acquisitions; the performance and security of Clarivate’s services; potential litigation involving Churchill or Clarivate; and general economic and market conditions impacting demand for Clarivate’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither Churchill nor Clarivate undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

Adjusted EBITDA represents net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense (“EBITDA”) adjusted to exclude acquisition or disposal-related transaction costs, losses on extinguishment of debt, stock-based compensation, unrealized foreign currency gains / (losses), transition services agreement costs, carveout and integration costs, transformational and restructuring expenses, acquisition-related adjustments to deferred revenue, non-cash income / (loss) on equity and cost method investments, non-operating income or expense, the impact of certain non-cash and other items that are included in net income for the period that Clarivate does not consider indicative of its ongoing operating performance, and certain unusual items impacting results in a particular period to more accurately reflect management’s view of the recurring profitability of the business. Standalone Adjusted EBITDA is calculated using Adjusted EBITDA adjusted further to include the difference between annualized run-rate savings and savings realized during that same twelve-month period as well as the difference in Clarivate’s actual standalone costs incurred relative to the steady state standalone cost estimate that Clarivate expects to achieve after completing the carveout and optimizing standalone functions by the end of 2020.

Additional Information

Churchill and Clarivate and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Churchill’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Churchill’s directors and officers in Churchill’s filings with the SEC, including Churchill’s Form S-1 registration statement, which was declared effective by the SEC on September 6, 2018. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Churchill’s stockholders in connection with the proposed business combination will be set forth in the registration statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement, prospectus and related documents that the parties intend to file with the SEC.

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contacts:

Churchill Capital Corp info@churchillcapitalcorp.com

Clarivate Analytics media.enquiries@clarivate.com

Exhibit 1

Conference Call and Webcast Information

Churchill and Clarivate executives will conduct a conference call and webcast to discuss this news release on January 15, 2019 at 8:00 a.m. Eastern Daylight Time.

Webcast link: https://event.webcasts.com/starthere.jsp?ei=1226721

Dial-in:	US Toll-free:	(800) 562-8369

	UK Toll-free:	0800 279-6839

	Conference ID:	8637311

An archived webcast will be available for one week following the live call at https://event.webcasts.com/starthere.jsp?ei=1226721

Participant Access - Dial in 5-10 minutes prior to the start time

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